February 21, 2014

VIA UPS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Immunomedics, Inc.

Annual Report on Form 10-K

Filed August 22, 2013

File No. 000-12104

Dear Sir or Madam:

This letter is submitted on behalf of Immunomedics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated February 10, 2014 (the “Comment Letter”). References to the “Original Agreement” shall mean the Development, Commercialization and License Agreement, dated as of May 9, 2006, by and between UCB (as successor in interest to UCB S.A.) and the Company, and references to the “Amendment” shall mean that certain Amendment Agreement, dated as of December 27, 2011, by and between UCB Pharma S.A. and the Company.

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Strategic Partnering and Relationships, page 12

UCB, S.A., page 12

1.	We note that in Note 10 on page 64 you refer to developmental and commercial milestones and royalties that may be payable by UCB to the registrant under the UCB Agreement. Please amend your disclosure to provide the potential aggregate amount of developmental milestones and the potential aggregate amount of commercial milestones. Also, provide the royalty rate within a 10% range (i.e., single digits, teens, twenties, etc.). You should also disclose the duration of the agreement and the terms related to early termination of the agreement by either the registrant or UCB.

Response:

We respectfully advise the Staff that we have carefully considered our disclosure obligations in light of the Company’s previous disclosure regarding the Agreement, included in both the Current Report on Form 8-K, dated May 9, 2006, disclosing the Original Agreement, and the Current Report on Form 8-K, dated December 27, 2011, disclosing the Amendment. Further, additional information regarding the Original Agreement and the potential milestones was included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2011.

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Accordingly, and in light of the fact that we have previously disclosed the majority of the information requested in various filings, we propose to add the following disclosure (updated and modified as of a then-current date) in our next quarterly report on Form 10-Q for the fiscal quarter ending March 31, 2014 and all subsequent quarterly reports on Form 10-Q and annual reports on Form 10-K:

“On May 9, 2006, the Company entered into an agreement with UCB, S.A., referred to herein as UCB, providing UCB an exclusive worldwide license to develop, manufacture, market and sell epratuzumab for the treatment of all non-cancer indications, referred to herein as the UCB Agreement. Under the terms of the UCB Agreement, the Company received from UCB a non-refundable cash payment totaling $38.0 million.

On December 27, 2011, the Company entered into the Amendment Agreement with UCB, referred to herein as the Amendment Agreement. The Amendment Agreement provided UCB the right to sublicense epratuzumab, subject to obtaining our prior consent, to a third party for the United States and certain other territories. As of March 31, 2014, UCB has not executed a sublicense agreement with a third-party.

The Company also issued to UCB on December 27, 2011 a 5-year warrant to purchase one million shares of the Company’s common stock, par value $0.01 per share, at an exercise price of $8.00 per share. In exchange for the right to sublicense its rights in epratuzumab to a third party and the warrant issuance, the Company received a non-refundable cash payment of $30.0 million in January 2012. Further, under the terms of the Amendment Agreement, UCB surrendered its buy-in right with respect to epratuzumab in the field of oncology, which had been granted under the UCB Agreement.

Collectively, pursuant to the UCB Agreement and the Amendment Agreement, the Company is entitled to receive (i) up to $145.0 million in cash payments and $20.0 million in equity investments in regulatory milestone payments, and (ii) up to $260.0 million related to the achievement of specified product sales milestones. The Company is also entitled to product royalties ranging from a mid-teen to mid-twenty percentage of aggregate annual net sales under the UCB Agreement during the product royalty term. No development milestone, commercialization milestone or royalty payments were achieved through March 31, 2014. There can be no assurance that the development or commercialization milestones or royalty payment thresholds under the UCB Agreement and Amendment Agreement will be met and therefore there can be no assurance that the Company will receive such future payments.

The Agreement commenced on May 9, 2006 and shall terminate in accordance with the terms thereof or by mutual written consent, unless UCB decides to cease all development and commercialization of epratuzumab pursuant to the Agreement. Either the Company or UCB has the right to terminate the Agreement by notice in writing to the other party upon or after any material breach of the Agreement by the other party, if the other party has not cured the breach within 60 days after written notice to cure has been given, with certain exceptions. Upon termination of the Agreement, among other things, all rights and licenses granted by the Company to UCB shall terminate, all rights of UCB under the Immunomedics Patent Rights (as

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February 21, 2014

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defined in the Agreement) and Immunomedics Know-How (as defined in the Agreement) shall revert to the Company, and UCB shall cease all use of the Immunomedics Patent Rights and Immunomedics Know-How. Further, all regulatory filings and Approvals (as defined in the Agreement) and any other documents relating to or necessary to further develop and commercialize the Licensed Compound (as defined in the Agreement) and Licensed Products (as defined in the Agreement), including, without limitation, all sublicenses granted by UCB, and all of UCB’s right, title and interest therein and thereto, shall be assigned to the Company at the Company’s option. No additional amounts shall be payable on events occurring after the effective date of termination.”

We further acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 605-8200.

Very truly yours,

/s/ Cynthia L. Sullivan

Cynthia L. Sullivan

President and Chief Executive Officer

cc:	Peter Pfreundschuh, Vice President, Finance & Chief Financial Officer, Immunomedics, Inc.

Andrew P. Gilbert, Esq., DLA Piper LLP (US)

Fax: (973) 520-2573